2 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 40,103 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1434.5427 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,834,018 ordinary shares in treasury, and has 1,085,925,974 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 27,954,238 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 29,503 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.0008 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,220,909 ordinary shares in treasury, and has 967,461,958 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,107,515 shares.